

March 1, 2021

Oleg Nodelman
Chief Executive Officer
Panacea Acquisition Corp. II
357 Tehama Street, Floor 3
San Francisco, CA 94103

      Re: Panacea Acquisition Corp. II
          Draft Registration Statement on Form S-1
          Submitted February 2, 2021
          CIK No. 0001828989

Dear Mr. Nodelman:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed February 2, 2021

Summary, page 1

1. Please revise "Founder shares and alignment shares" beginning on page 14 consistent with Rule 421(d) of Regulation C to clearly explain the different scenarios for conversion, including the timing and different conversion ratios. Consider including a graphic or illustrative examples with assumptions clearly identified. In this regard, clarify how these provisions differ from typical conversion terms for founder shares in SPAC offerings.

       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Mies